                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                          (Amendment No. -  orig.)

                    Under the Securities Exchange Act of 1934



                               HELIONETICS, INC.
-----------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Vs Par Value
-----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   423276609
-----------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                           Michael J. Kaplan, Esq.
                               General Counsel
                       Individual Investor Group, Inc.
                          1633 Broadway, 38th Floor
                          New York, New York 10019
-----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 30, 1996
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                          (Date of Event which Requires
                            Filing of this Statement)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                  Check the following box if a fee is being paid with this statement: [ ]

                               SCHEDULE 13D

CUSIP No.  423276609

 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Capital Management, Inc.                    I.D. #13-3729429

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [ ]
                                                       (b)  [X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     AF

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             383,000 shares of Common Stock
  OWNED BY
    EACH
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         383,000 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     383,000 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  423276609

 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Associates, L.P.                            I.D. #13-3729430

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [ ]
                                                       (b)  [X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             358,000 shares of Common Stock
  OWNED BY
    EACH
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         358,000 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     358,000 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%

14   TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  423276609

 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Offshore, Ltd.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [ ]
                                                       (b)  [X]

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             25,000 shares of Common Stock
  OWNED BY
    EACH
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         25,000 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     25,000 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.         Security and Issuer.

                  This Statement on Schedule 13D, dated November 5, 1996, relates to the common stock, no par value (the "Common Stock") of Helionetics, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This filing is the original in this Statement, and this Statement is made by WisdomTree Associates, L.P., WisdomTree
Offshore, Ltd., and WisdomTree Capital Management, Inc. The address of the principal executive office of the Company is 6849 Hayvenhurst Avenue, Van
Nuys, California 91406. As reported in its Form 10-Q for the fiscal quarter ended June 30, 1996, as of July 31, 1996 the Company had 5,200,420 shares of Common Stock outstanding.

Item 2.         Identity and Background.

                  This Statement is being filed by WisdomTree Associates, L.P. ("WTAssociates"), WisdomTree Offshore, Ltd. ("WTOffshore"), and WisdomTree Capital Management, Inc. ("WTInc"), (which entities are hereinafter sometimes collectively referred to as the "Reporting Entities") which entities may together be deemed to be a "group", although such entities disclaim group membership.

                  WTAssociates is a limited partnership organized under the laws of the State of New York, with a business address at WisdomTree Associates, L.P., 1633 Broadway, 38th Fl., New York, New York 10019. The principal business of WTAssociates is as a private fund that invests in securities of companies which generally have a market capitalization at the time the investment is initiated of $250 million or less.

                  WTOffshore is a limited liability corporation organized under the laws of the Cayman Islands, with a business address at WisdomTree Offshore, Ltd., Zephyr House, 5th Fl., P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies. The principal business of WTOffshore is as a private offshore fund that invests in securities of companies which generally have a market capitalization at the time the investment is initiated of $250 million or less. The officers and directors of WTOffshore, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by such entity, are as follows:

Name                         Citizenship      Position; Other Occupation and
----                         -----------                 Address
                                              ------------------------------
Jonathan L. Steinberg        USA             Vice President
Scot Rosenblum               USA             Chairman, Vice President and
                                              Director
Christopher Wetherhill       Bermuda         President and Director;
                                             Executive Officer
                                             The Hemisphere Group Limited
                                             Hemisphere House
                                             9 Church Street
                                             Hamilton, Bermuda
Charles Quin                 Cayman Is.      Director;
                                             Partner
                                             Quin & Hampson
                                             George Town,
                                             Grand Cayman, Cayman Islands



                  WTInc is a corporation organized under the laws of the State of New York, with a business address at WisdomTree Capital Management, Inc., 1633 Broadway, 38th Fl., New York, New York 10019. WTInc is the General Partner of WTAssociates and is the Investment Manager of WTOffshore. The principal business of WTInc is the management of WTAssociates. The officers and directors of WTInc, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by such entity, are as follows:

Name                        Citizenship     Position; Other Occupation and
----                        -----------            Address
                                            ------------------------------
Jonathan L. Steinberg       USA             Treasurer and Director
                                            Treasurer and Director
Robert Schmidt              USA             President and Director
Scot Rosenblum              USA             Vice President, Secretary and
                                             Director
Russell Anmuth              USA             Vice President


Messrs. Steinberg and Anmuth are the officers of WTInc principally involved in investment decisions required of WTInc respecting funds managed by WTInc, which investment discretion may include the power to vote and/or dispose of acquired securities.

                  WisdomTree Advisors, LLC ("WTLlc") is a limited liability corporation organized under the laws of the State of New York, with a business address at WisdomTree Capital Advisors, LLC, 1633 Broadway, 38th Fl., New York, New York 10019. The principal business of WTLlc is providing portfolio consulting and/or administrative services, which were provided to WTAssociates, WTOffshore, and WTInc. during the fourth fiscal quarter of 1995 and the first three fiscal quarters of 1996. The majority stockholder and controlling person of WTLlc is WTInc.

WTLlc has not been involved in investment decisions respecting securities owned by WTAssoicates and/or WTOffshore.

                  WTInc is a wholly-owned subsidiaries of Individual Investor Group, Inc. ("IIG"), a corporation organized under the laws of the State of Delaware, with a business address at Individual Investor Group, Inc., 1633 Broadway, 38th Fl., New York, New York 10019. The principal businesses of IIG are as an investment manager and as a financial services company which publishes and markets Individual Investor magazine, Ticker magazine, and Individual Investor's Special Situations Report. The officers and directors of IIG, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by such entity, are as follows:

Name                         Citizenship     Position; Other Occupation
----                         -----------         and Address
                                            --------------------------

Jonathan L. Steinberg        USA           Chairman, Director and
                                           Chief Executive Officer
Robert Schmidt               USA           President, Chief Operating Officer
                                           Director
Scot Rosenblum               USA           Vice President, Secretary and
                                           Director
Henry Clark                  USA           Controller and Assistant Secretary
Peter M. Ziemba              USA           Assistant Secretary
Bruce Sokoloff               USA           Director;
                                           Executive Vice President
                                           Reliance Group Holdings, Inc.
                                           55 East 52nd Street
                                           New York, New York  10055


                  Jonathan L. Steinberg is the Chairman and Chief Executive Officer of IIG and may be deemed to be a controlling person of IIG, WTInc, WTLIc, and thereby also deemed to be a controlling person of each of WTAssociates and WTOffshore.

                  Messrs. Steinberg, Rosenblum, Schmidt and Anmuth are also each Limited Partners of WTAssociates.

                  During the last five years, neither the Reporting Entities nor, to the best of the Reporting Entities' knowledge, any of the other persons identified in the foregoing Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

                  As of the close of business on November 4, 1996, WTAssociates owned 358,000 shares of Common Stock acquired in brokered transactions for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $1,514,351.50. The source of funds for acquisition of such Common Stock was available investment capital of WTAssociates and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

                  As of the close of business on November 4, 1996, WTOffshore owned 25,000 shares of Common stock acquired in brokered transactions for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $31,270.00. The source of funds for acquisition of such Common Stock was available investment capital of WTOffshore and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

Item 4.         Purpose of Transaction.

                  WTAssociates and WTOffshore have acquired the Common Stock owned by each of them for investment purposes. Each entity will continuously evaluate its investment in the Common Stock based on factors including, among others they may deem relevant, the Company's business, prospects and financial condition, the market for the Common Stock, alternatively available investment opportunities, general economic conditions, stock market conditions, and availability of funds. WTAssociates and WTOffshore each expressly reserves the right to increase or decrease its holdings of Common Stock on such terms or at such times as it may determine. Any purchase or sale of Common Stock may be executed in the open market or in one or more privately negotiated transactions.

                  Except to the extent set forth above, or in any other Item hereof, the Reporting Entities and, to the best of their knowledge, the persons and entities listed in Item 2 hereof, do not have any present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4 of Schedule 13D, but each of the Reporting Entities retains the right to take all such actions as each may deem appropriate to maximize capital appreciation in the Common Stock owned by WTAssociates and WTOffshore.

Item 5.         Interest in Securities of the Issuer.

(a) As of the close of business on November 4, 1996, WTAssociates was the record owner and had direct beneficial ownership of 358,000 shares, or approximately 6.9% of the outstanding Common Stock.

                  As of the close of business on November 4, 1996, WTOffshore was the record owner and had direct beneficial ownership of 25,000 shares, or approximately .5% of the outstanding Common Stock.

                  As the General Partner of WTAssociates and the Investment Manager of WTOffshore, WTInc may be deemed to have direct beneficial ownership of the 383,000 shares, or approximately 7.4% of the outstanding Common Stock owned of record by WTAssociates and WTOffshore.

                  Each of the other persons and entities named in Item 2 may, by virtue of their relationship to WTAssociates and/or WTOffshore as is described therein, be deemed to have indirect beneficial ownership of the Common Stock owned of record by WTAssociates and/or WTOffshore; however, each of such persons and entities disclaims such beneficial ownership and, to the best knowledge of the Reporting Entities and except as may be specifically otherwise set forth herein, no such persons and/or entities has any other beneficial ownership of Common Stock.

                  Messrs. Steinberg, Schmidt, Rosenblum and Anmuth may, by virtue of their status as Limited Partners of WTAssociates, and WTInc may, by virtue of its economic interest as General Partner of WTAssociates, be deemed to have beneficial ownership of that portion of the securities owned by WTAssociates corresponding to their respective equity interests therein.

(b) The power to vote or direct the vote and the power to dispose or direct the disposition of the 358,000 shares of Common Stock as to which WTAssociates is the record owner may be deemed to be shared between WTInc and WTAssociates, although WTInc, as General Partner of WTAssociates, is generally vested with sole control of such matters.

                  The power to vote or direct the vote and the power to dispose or direct the disposition of the 25,000 shares of Common Stock as to which WTOffshore is the record owner is shared between WTInc and WTOffshore, although WTInc, as Investment Manager of WTOffshore, is generally vested with sole control of such matters.

                  To the best knowledge of the Reporting Entities, no other person or entity included in Item 2, by virtue of the capacity indicated therein and separate from their direct involvement with the Reporting Entities, shares in the power to vote or direct the vote or the power to dispose or direct the disposition of the 383,000 shares of Common stock as to which WTAssociates and WTOffshore are the aggregate record owners.

(c) Information concerning transactions in Common Stock effected by the Reporting Entities during the last sixty (60) days is set forth in Exhibit A hereto and is incorporated by reference; all of such transactions were effected in open market transactions. Except as set forth in Exhibit A, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best knowledge of the Reporting Entities, by any of the persons or entities included in Item 2, during the past 60 days.

(d)               Not applicable.

(e)               Not applicable.

Item 6. Contracts, Arrangements Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to the agreement of limited partnership of WTAssociates, WTInc, as general partner, (i) is generally vested with all investment discretion respecting securities owned by WTAssociates, including the power to vote or direct the vote and the power to dispose or direct the disposition of such securities, and (ii) has the right to receive (a) a quarterly fee calculated at the per annum rate of 1% of net assets, plus (b) an incentive allocation equal to 20% of annual net profit, calculated after allocation of net profit equal to the excess of net loss over net profit, if any, allocated to the limited partners in previous fiscal years. WTLlc may receive all or a portion of the fees described in (a) above as otherwise due to WTInc.

                  Pursuant to an investment management agreement between WTOffshore and WTInc, as investment manager WTInc (i) is generally vested, subject to the control of WTOffshore's Board of Directors, with all investment discretion regarding securities owned by WTOffshore, including the power to vote or direct the vote and the power to dispose or direct the disposition of such securities, and (ii) has the right to receive (a) a quarterly fee calculated at the per annum rate of 1.5% of net assets, plus (b) an incentive allocation equal to 20% of annual net profit, calculated after allocation of net profit equal to the excess of net loss over net profit, if any, allocated to the limited partners in previous fiscal years. WTLIc may receive all or a portion of the fees described in (a) above as otherwise due to WTInc.

                  WTAssociates and WTOffshore have no agreement, arrangement or understanding to act in concert with respect to the Common Stock, nor is WTInc and/or WTLlc under any obligation to exercise investment discretion on behalf of WTAssociates and/or WTOffshore in any concerted fashion.

                  Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Entities, nor are there any contracts, arrangements, understanding or relationships between the Reporting Entities and the other persons and entities included in
Item 2, or, to the best knowledge of the Reporting Entities, between the persons and entities included in Item 2, with respect to the Common Stock.

Item 7.         Material to be Filed as Exhibits.

                  Exhibit A -  Form of Margin Agreement

                                 SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 1996         WISDOMTREE ASSOCIATES, L.P.

                                 By: Wisdom Tree Capital Management, Inc. General Partner


                                 By:          /s/ Scot Rosenblum
                                          Name:  Scot Rosenblum
                                          Title: Vice President


Dated:  November 5, 1996`        WISDOMTREE OFFSHORE, LTD.

                                 By:           /s/ Scot Rosenblum
                                          Name:  Scot Rosenblum
                                          Title: Director


Dated:  November 5, 1996         WISDOMTREE CAPITAL MANAGEMENT, INC.

                                 By:           /s/ Scot Rosenblum
                                          Name:  Scott Rosenblum
                                          Title: Vice President

                                                              Schedule A

WisdomTree Associates, L.P.

Date              Per Share $ Price         # Shares Acquired (Disposed)

09/18/96          2.43                               (3,000)
09/18/96          2.37                               (3,000)
10/02/96          2.53                               (12,500)
10/02/96          2.06                               (11,500)
10/29/96          0.83                               28,000
10/30/96          1.10                               75,000
11/01/96          1.19                               25,000
11/04/96          1.03                               30,000



WisdomTree Offshore, Ltd.

Date              Per Share $ Price         # Shares Acquired (Disposed)

10/01/96          2.43                               (2,500)
10/02/96          2.53                               (7,500)
10/31/96          1.25                               25,000